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                            March 21, 2024

       Chao Gao
       Chief Executive Officer
       Scage Future
       2F, Building 6, No. 6 Fengxin Road
       Yuhuatai District, Nanjing City
       Jiangsu Province, 210012
       People   s Republic of China

                                                        Re: Scage Future
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted March 8,
2024
                                                            CIK No. 0002000366

       Dear Chao Gao:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 6, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-4 submitted March 8, 2024

       General

   1. We note your response to prior comment 46 that counsel is unable to opine whether the
                                                        Business Combination
qualifies as a reorganization under Section 368 of the Code. Please revise your Q&A section
to include a similar disclosure.
 Chao Gao
FirstName  LastNameChao Gao
Scage Future
Comapany
March      NameScage Future
       21, 2024
March2 21, 2024 Page 2
Page
FirstName LastName
Selected Historical Financial Information of Finnovate, page 27

2. We have reviewed your response to prior comment 16. Please expand disclosure in item
         (ii) of the introductory paragraph to disclose that Finnovate's unaudited interim financial statements as of and for the six months ended June 30, 2023 are derived from unaudited interim financial statements not included in the proxy statement/prospectus.
Description of Negotiations between Finnovate and Scage International, page 94

3. We note your response to prior comment 25 and reissue. Please clearly disclose the extent to which Scage International developed or obtained multiple financial projections, outlining the differences between those scenarios and the scenario presented. To the extent multiple scenarios were provided to either Finnovate or ValueScope, consider disclosing those projections.
Unaudited Pro Forma Combined Financial Information
Basis of Pro Forma Presentation, page 188

4. We have reviewed your revisions made in response to prior comment 37. In the first paragraph, please clarify in the first sentence, if true, that the pro forma financial information does not give effect to any anticipated synergies and dis-synergies identified by management in the business combination and that you have elected not to present any
         Management Adjustments. The last sentence of this paragraph should be combined therein with the revised disclosure. Similar revisions should be made to the disclosure in the penultimate paragraph on page 29.
Comparative Share Information, page 195

5. We note your revisions made in response to prior comment 44. Please explain to us the purpose for including book value per share in the table on page 196 as the measure is presented outside of a dilution table. Assuming a satisfactory response, revise to explain, including a description of how book value per share has been calculated. Be advised the denominator used in determining book value per share is typically shares outstanding as of the period presented rather than on a weighted-average basis.
         Additionally, it appears the basic and diluted net loss per ordinary share shown for the columns of Scage (Historical) and the two pro forma columns do not agree with the basic and diluted amounts shown in the historical and pro forma statements of operations, respectively. Please revise as appropriate.
 Chao Gao
FirstName  LastNameChao Gao
Scage Future
Comapany
March      NameScage Future
       21, 2024
March3 21, 2024 Page 3
Page
FirstName LastName
       Please contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Evan Ewing at 202-551-5920 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Ke (Ronnie) Li